HINDALCO

ADITYA BIRLA GROUP

Ref: AM:PVK:1258:2009 Date:- 9th March, 2009

Securities and Exchange Commission
Attn: International Corporate Finance
Division of Corporate Finance
100 F Street, NE
Washington D.C. 20549
United States of America
Fax No. 001 202 5513 450
TEL No. 001 202 551-6551

SUPPL

Re.: Hindalco Industries Limited
Rule 12g3-2(b) Exemption file No. 82-3428

Dear Sir,

Sub:- Meeting of Equity Shareholders

We are sending the following Notices for the Meeting of the Equity Shareholders of the Company to be held on Thursday, the 2nd April, 2009 at Ravindra Natya Mandir, P. L. Deshpande Maharashtra Kala Academy, Prabhadevi, Mumbai 400 025.

1. Notice convening meeting of Equity Shareholders of Hindalco Industries Limited, in respect of Scheme of Arrangement between the Company and its Shareholders at 10.00 A.M., pursuant to the directions of the Hon'ble High Court of judicature at Bombay in Company Application No.234 of 2009.
2. Notice in respect of Extra Ordinary General Meeting of the Company will be held at 11.30 A.M.

Thanking you,

Yours faithfully,
For Hindalco Industries Limited

09045628

ANIL MALIK
Vice President &
Company Secretary

Encl:- as above

HINDALCO
ADITYA BIRLA GROUP

HINDALCO INDUSTRIES LIMITED

Registered Office: Century Bhavan, 3rd floor. Dr. Annie Besant Road, Worli, Mumbai 400 030.

MEETING OF EQUITY SHAREHOLDERS	CONTENTS PAGE NOS.
DAY : Thursday **DATE** : 2nd April, 2009 **TIME** : 10.00 a.m. **VENUE** Ravindra Natya Mandir, P. L. Deshpande Maharashtra Kala Academy, Prabhadevi, Mumbai - 400 025. India.	

IN THE HIGH COURT OF JUDICATURE AT BOMBAY
ORDINARY ORIGINAL CIVIL JURISDICTION
COMPANY APPLICATION NO. 234 OF 2009

In the matter of the Companies Act, 1956;

And

In the matter of Sections 391 to 394 of the Companies Act, 1956 and other applicable provisions of the Companies Act, 1956;

And

In the matter of Hindalco Industries Limited;

And

In the matter of Scheme of Arrangement involving financial restructuring of Hindalco Industries Limited and its Equity shareholders;

Hindalco Industries Limited, a Company incorporated under the provisions of the Companies Act, 1956 and having its Registered Office at Century Bhavan, 3rd floor, Dr. Annie Besant Road, Worli, Mumbai 400 030, Maharashtra. } .... Applicant Company

NOTICE CONVENING MEETING OF THE EQUITY SHAREHOLDERS OF THE HINDALCO INDUSTRIES LIMITED, THE APPLICANT COMPANY

To

The Equity Shareholders of the Applicant Company

TAKE NOTICE THAT by an Order pronounced on the 27th day of February, 2009 in the above Company Application, the Hon'ble High Court of Judicature at Bombay has directed that a meeting of the Equity Shareholders of the Applicant Company be convened and held at Ravindra Natya Mandir, P.L Deshpande Maharashtra Kala Academy, Prabhadevi, Mumbai – 400 025, India, on Thursday, the 02nd day of April, 2009 at 10.00 a.m., for the purpose of considering, and if thought fit, approving with or without modification(s), the arrangement embodied in the proposed Scheme of Arrangement between Hindalco Industries Limited and its Shareholders for the purpose of financial restructuring of the Applicant Company (the "**Scheme**").

TAKE FURTHER NOTICE that in pursuance of the said Order and as directed therein, a meeting of the Equity Shareholders of the Applicant Company will be held at Ravindra Natya Mandir, P.L Deshpande Maharashtra Kala Academy, Prabhadevi, Mumbai – 400 025, India, on Thursday, the 02nd day of April, 2009 at 10.00 a.m. at which time and place you are requested to attend for the purpose of considering and approving the following Special Resolution:

"**RESOLVED THAT** pursuant to Section 391 of the Companies Act, 1956, Rules 67 to 87 of the Companies (Court) Rules, 1959 and other applicable provisions, if any, of the Act and the Rules, and subject to sanction by the Hon'ble High Court of Judicature at Bombay and other requisite consents and approvals, if any, being obtained, and subject to such terms and conditions and modifications as may be imposed, prescribed or suggested by the said Hon'ble High Court or other appropriate authorities, the Scheme of Arrangement between the Company and its Members in terms of the draft of the Scheme laid before the meeting and initialed by the Chairman for the purpose of identification be and is hereby approved.

RESOLVED FURTHER THAT for the purpose of giving effect to this Resolution, the Board (including any Committee formed by them) be authorized to do all such acts, deeds, matters and things as it may, in its absolute discretion, deem necessary, expedient, usual or proper and to settle any questions or difficulties or doubts that may arise with regard to utilization / adjustment of the Securities Premium Account in the books of account as considered necessary to give effect to the Scheme of Arrangement or to carry out such modifications/directions as may be ordered by the Hon'ble High Court of Judicature at Bombay and any other appropriate statutory or regulatory authority to implement the aforesaid Resolution."

TAKE FURTHER NOTICE that you may attend and vote at the said meeting either in person or by Proxy, provided that a Proxy in the prescribed form, duly signed by you or your authorized representative, is deposited at the Registered Office of the Applicant Company at Century Bhavan, 3rd floor, Dr. Annie Besant Road, Worli, Mumbai 400 030, Maharashtra not later than 48 hours before the said meeting.

The Hon'ble Court has appointed Mr. A.K. Agarwala, a Director of the Applicant Company, and in his absence Mr. E.B. Desai, a Director of the Applicant Company, and in his absence Mr. C.M. Maniar, a Director of the Applicant Company to be the Chairman of the said meeting as aforesaid.

A copy of the Scheme, the Statement under section 393 of the Companies Act, 1956, and a Form of Proxy are hereto enclosed.

sd/-
A. K. Agarwala
Chairman appointed for the meeting

Dated this 2nd day of March, 2009.

Place: Mumbai

Note 1: All alterations made in the Form of Proxy should be initialed.

2: Only Equity Shareholders of the Applicant Company or their proxy(ies) may attend and vote at the Equity Shareholders' meeting. The representative of a body corporate which is an Equity Shareholder of the Applicant Company may attend and vote at the Equity Shareholders' meeting provided a certified true copy of the resolution of the Board of Directors or Power of Attorney or other governing body of the body corporate is deposited at the registered office of the Applicant Company not later than 48 hours before the meeting authorising such a representative to attend and vote at the Equity Shareholders' meeting.

IN THE HIGH COURT OF JUDICATURE AT BOMBAY
ORDINARY ORIGINAL CIVIL JURISDICTION
COMPANY APPLICATION NO. 234 OF 2009

In the matter of the Companies Act, 1956;

And

In the matter of Sections 391 to 394 of the Companies Act, 1956 and other applicable provisions of the Companies Act, 1956;

And

In the matter of Hindalco Industries Limited;

And

In the matter of Scheme of Arrangement involving financial restructuring of Hindalco Industries Limited and its Equity shareholders;

Hindalco Industries Limited, a Company incorporated under the provisions of the Companies Act, 1956 and having its Registered Office at Century Bhavan, 3rd floor, Dr. Annie Besant Road, Worli, Mumbai 400 030, Maharashtra. } .... Applicant Company

EXPLANATORY STATEMENT UNDER SECTION 393 OF THE COMPANIES ACT, 1956

1. Pursuant to the order dated 27th February, 2009 passed by the Hon'ble High Court of Judicature at Bombay in respect of the aforesaid Company Application, a meeting of the Equity Shareholders of the Applicant Company is to be held on Thursday, the 02nd day of April, 2009 at 10.00 a.m., at Ravindra Natya Mandir, P.L Deshpande Maharashtra Kala Academy, Prabhadevi, Mumbai – 400 025, India, convened for the purpose of considering, and if thought fit, approving with or without modification(s), the Scheme of Arrangement proposed to be made between Hindalco Industries Limited and its Equity shareholders for the purpose of financial restructuring of the Applicant Company (hereinafter referred to as the **"Scheme"**).

2. In this statement, Hindalco Industries Ltd, the Applicant Company is also referred to as **"HIL"** or **"the Company"**. The Scheme of Arrangement is hereinafter referred as **" the Scheme."**

3. The Scheme was placed before the Board of Directors of the Applicant Company on 14th February 2009. The Board of Directors of the Applicant Company approved the Scheme in the said meeting. A copy of the said Scheme, setting out the terms and conditions of the proposed arrangement is enclosed hereto.

4. The Registered Office of HIL is situated at Century Bhavan, 3rd floor. Dr. Annie Besant Road, Worli, Mumbai – 400 030, Maharashtra, India.

5. The Share Capital of HIL is set out in Clause 2 of the Scheme.

6. The objects for which HIL has been incorporated are set out in its Memorandum and Articles of Association and the main objects are mentioned hereunder:

   "*(1) To manufacture and/or produce and/or otherwise engage generally in the manufacture or production of or dealing in alumina, aluminium and aluminium products and by-products and the sale dealing or other disposition of alumina, aluminium and aluminium products and by-products and to do all acts and things necessary or required in the premises.*

(2) *To conduct and carry on any business relating to electro chemical products and metals, including aluminium and sodium, and their alloys, including the production or manufacture of and trading and/or sale or dealing in such products and metals.*

(3) *To enter into any arrangement and agreements for sharing of profits, co-operation and the like with its members or any person ."*

Article 71 of the Applicant's Articles of Association authorises the Applicant to reduce its share premium account under the authority of a special resolution passed in terms of section 100 of the Act.

7. The circumstances and/or reasons and/or grounds that have necessitated and/or justified the Scheme and the advantages thereof are inter-alia as set out below:

7.1 HIL is the Company of the Aditya Birla Group and a leading manufacturer of aluminium and copper. Over the years, Hindalco has grown into the largest vertically integrated non-ferrous metal company in the country and among the largest primary producers of aluminium and copper in Asia. In 2007, the acquisition of Novelis Inc., a world leader in aluminium rolling and can recycling, marked a significant milestone in the history of the aluminium industry in India. An important element of HIL's growth strategy has been to seek out opportunities for acquisitions and strategic partnerships in India as well as overseas with a view to diversify its product portfolio, consolidation of customer base and to extend the presence of the Company in overseas markets. Such an endeavor by the Company would not only provide HIL with an opportunity to widen its international footprint but also enable the newly acquired companies to increase their margins through reduction of labour and other costs. HIL has been successful in enhancing its presence in the international markets. However, this has resulted in HIL incurring various costs relating to organic as well as inorganic growth projects. In its endeavor to grow further, HIL would continue to incur these costs in the future.

7.2 The present global economic scenario especially in the commodity space has had an adverse impact on HIL's domestic and overseas operations, which may result in impairment/ diminution in value of assets / investments of HIL and its subsidiaries.

7.3 Since these expenses are inevitable for the growth of HIL and its shareholders, HIL is now proposing to undertake a financial restructuring exercise whereby HIL would create a "Business Restructuring Reserve Account" from its Securities Premium Account balance to adjust the expenses as defined in the Scheme.

7.4 Hence this Scheme would result presentation of appropriate reflection of the operating performance of the Company.

8. The salient features / extracts of the Scheme are as follows:

a. The Scheme envisages the creation of Business Reconstruction Reserve Account (BRRA) by transfer of Securities Premium Accounts balance as on 31st December 2008 to Business Reconstruction Reserve Account to such extent as may be considered appropriate by the Board;

b. Utilization of Business Reconstruction Reserve Account against the expenses defined in Clause 1.4 of the Scheme and further, as and when the Board of the Company determines that a part or whole of the balance remaining in the Business Reconstruction Reserve Account is no longer required, the same can be transferred to the Securities Premium Account of the Company as detailed in the Scheme;

c. Nothing contained in the Scheme shall affect the conduct of business of HIL and/or deeds, bonds, contracts, agreement and any other instruments to which HIL is a party and/or all legal or other proceedings by or against HIL;

d. Nothing contained in the Scheme shall affect the existing rights of workers and employees of HIL;

e. The " Effective Date" for the Scheme means the date on which the certified copy of the orders of the Hon'ble High Court of judicature at Bombay is filed with the Registrar of the Companies at Mumbai, Maharashtra;

f. There will not be any issue of shares or discharge of any consideration in cash or otherwise.

9. The Scheme, inter-alia, provides the following:

a. Creation of Business Reconstruction Reserve Account by transferring balance available in the Securities Premium Account of HIL as on 31st December 2008 to such extent as may be considered appropriate by the Board;

b. For the preparation of standalone / consolidated financial statements of HIL on or after 1st April 2008, expenses incurred by HIL covered within clause 1.4 of the said scheme, would be adjusted against Business Restructuring Reserve Account instead of being debited to standalone/ consolidated Profit & Loss Account of HIL on or after 1st April 2008;

c. The amounts credited to the Business Restructuring Reserve Account shall be utilized by HIL to adjust the Expenses as defined in the Scheme on an ongoing basis from 1st April 2008;

d. The amount balance lying in the Securities Premium Account transferred to the Business Reconstruction Reserve Account, there shall be reduction of Capital to the extent the amount transferred to the Business Restructuring Reserve Account which shall be effected as an integral part of the Scheme. Notwithstanding the reduction as mentioned above, HIL shall not be required to add "and reduced" as a suffix to its name and HIL shall continue in its existing name.

e. On the approval of the Scheme by the members of HIL pursuant to Section 391 of the Act, it shall be deemed that said members have also accorded all relevant consents under Sections 31, 100 and any other provisions of the Act to the extent the same may be considered applicable.

The Equity Shareholders of the Applicant Company are requested to read the entire text of the Scheme to get better acquainted with the provisions thereof. The aforesaid are only the salient extracts thereof.

10. To the extent of the Securities Premium Account credited to the Business Restructuring Reserve Account and its utilization at an appropriate time as mentioned in the Scheme, there would be reduction of the Securities Premium Account. The reduction of Securities Premium Account will not cause any prejudice to the creditors of HIL. The reduction of Securities Premium Account does not involve either the diminution of any liability in respect of unpaid capital or the payment to any shareholder of any paid up capital. The creditors of HIL are in no way affected by the proposed re-organisation of Securities Premium Account as there is no reduction in the amount payable to any of the creditors, no compromise or arrangement is contemplated with the creditors and also there is no reduction in the securities which the creditors may have in the assets of HIL. Further, the proposed adjustment would not in any way adversely affect the ordinary operations of HIL or the ability of HIL to honour its commitments or to pay its debts in the ordinary course of business. The reduction of Securities Premium Account shall be effected as an integral part of the Scheme itself by way of Composite Order from the High Court.

11. The assets of HIL are more than sufficient to meet all their liabilities and the said Scheme will not adversely affect the rights of any of the Creditors of HIL in any manner whatsoever.

12. The Preference Shareholders of HIL will be redeemed by 01st April, 2009 as per the terms of the preference shares issue and the Scheme shall not affect their rights in any matter whatsoever.

13. The Scheme provides that in case it is not sanctioned by the Hon'ble High Court of Judicature at Bombay, or in the event of any consents, approvals, permissions, resolutions etc enumerated in the Scheme not being obtained, or for any other reason, the Scheme can not be implemented, the Scheme shall become null and void.

14. In terms of Clause 24 of the Listing Agreement, HIL has received no objection letters from the Bombay Stock Exchange Limited (BSE) and the National Stock Exchange of India Limited (NSE) where its shares are listed, vide letters dated 18th February, 2009 and 17th February, 2009 respectively, for filing Scheme with the High Court.

15. No investigation proceedings have been instituted or are pending under sections 235 to 251 of the Act, against HIL.

16. The present details of the Directors of HIL and their shareholding in HIL, either singly or jointly as on 06.02.2009 are as follows:

Sr. No.	Name	Position	Age	No. of Shares held
1.	Mr. K. M. Birla	Chairman	41	8,65,740
2.	Mrs. Rajashree Birla	Director	63	6,12,470
3.	Mr. E.B. Desai	Director	77	2,73,163
4.	Mr. C.M. Maniar	Director	74	47,565
5.	Mr. S.S. Kothari	Director	87	44,829
6.	Mr. M.M. Bhagat	Director	75	5,000
7.	Mr. K.N. Bhandari	Director	66	3,571
8.	Mr. D. Bhattacharya	Managing Director	60	70,740
9.	Mr. A. K. Agarwala	Director	75	1,23,148
10.	Mr. N.J. Jhaveri	Director	73	5,000

17. The Directors of HIL may be deemed to be concerned and/or interested in the Scheme to the extent of their shareholding in HIL, or to the extent the said Directors are the partners, members of the companies, firms, association of persons, bodies corporate and/or beneficiary of trust, that hold shares in HIL. The Scheme will have no effect on the interest of the Directors except in their capacity as shareholders. Particulars of the interests of Directors are available for inspection at the registered office of HIL.

18. The shareholding pattern of HIL as on 31st December, 2008 is as follows:

Sl. No.	Category of Shareholder	Number of Share-holders	Total number of shares	Number of shares held in demat form	Total shareholding as a percentage of total number of shares	
					As a percent of (A+B)	As a percent of (A+B+C)
(A)	**Shareholding of Promoter and Promoter Group**					
(1)	Indian					
	Individuals/Hindu Undivided Family	6	2,398,696	2,398,696	0.16	0.14
	Bodies Corporate	14	594,422,362	594,422,362	39.19	34.96
	Any Others (Specify) : Trusts	1	16,316,130	16,316,130	1.08	0.96
	Sub Total	21	613,137,188	613,137,188	40.42	36.06
(2)	Foreign					
	Total shareholding of Promoter and Promoter Group (A)	**21**	**613,137,188**	**613,137,188**	**40.42**	**36.06**

Sl. No.	Category of Shareholder	Number of Share-holders	Total number of shares	Number of shares held in demat form	Total shareholding as a percentage of total number of shares	
					As a percent of (A+B)	As a percent of (A+B+C)
(B)	**Public Shareholding**					
(1)	Institutions					
	Mutual Funds / UTI	329	55,028,171	54,988,091	3.63	3.24
	Financial Institutions/Banks	102	53,544,482	53,462,832	3.53	3.15
	Central Government/ State Government(s)	1	287,480	-	0.02	0.02
	Insurance Companies	9	132,484,184	132,477,964	8.73	7.79
	Foreign Institutional Investors	237	176,181,539	176,153,159	11.61	10.36
	Sub Total	**678**	**417,525,856**	**417,082,046**	**27.52**	**24.56**
(2)	Non-Institutions					
	Bodies Corporate	4,693	234,617,821	233,744,456	15.47	13.80
	Individuals					
	Individual shareholders holding nominal share capital up to Rs. 1 lakh	403,446	173,305,150	151,742,821	11.42	10.19
	Individual shareholders holding nominal share capital in excess of Rs. 1 lakh	64	33,639,188	32,512,467	2.22	1.98
	Non Resident Indians	7,349	9,075,844	5,705,730	0.60	0.53
	Foreign Corporate Bodies	12	32,724,530	168,820	2.16	1.92
	Shares in transit	890	2,896,501	2,896,501	0.19	0.17
	Sub Total	**416,454**	**486,259,034**	**426,770,795**	**32.06**	**28.60**
	Total Public shareholding (B)	**417,132**	**903,784,890**	**843,852,841**	**59.58**	**53.16**
	Total (A)+(B)	**417,153**	**1,516,922,078**	**1,456,990,029**	**100.00**	**89.22**
(C)	**Shares held by Custodians and against which Depository Receipts have been issued**	1	183,348,729	183,320,899	-	10.78
	Total (A)+(B)+(C)	417,154	1,700,270,807	1,640,310,928	-	100.00

19. There will not be change in the pre and post arrangement shareholding.

20. The following documents will be open for inspection by the Equity Shareholders of the Applicant Company upto one day prior to the date of the meeting at its Registered Office at Century Bhavan, 3rd floor, Dr. Annie Besant Road, Worli, Mumbai 400 030, India, between 11.00 a.m. to 2.00 p.m. on all working days, except Saturdays:

    (i) Certified copy of the order of the Hon'ble High Court of Bombay dated 27th February, 2009 in the above Company Application, inter alia, directing convening of the meeting of the Equity Shareholders;

    (ii) Copy of the Memorandum and Articles of Association of HIL;

    (iii) Printed Annual Report of HIL as at 31st March 2008;

    (iv) Financial results of HIL for the nine month ended 31st December 2008;

    (v) Copy of the no objection letters received from the Bombay Stock Exchange Limited and National Stock Exchange of India Limited where its shares are listed, vide letters dated 18th February, 2009 and 17th February, 2009, respectively;

    (vi) Copy of the proposed Scheme of Arrangement.

21. This statement may also be treated as a statement under Section 393 of the Companies Act, 1956.

sd/-
A. K. Agarwala
Chairman appointed for the Meeting

Dated this 2nd day of March, 2009.

Registered office:
Century Bhavan,
3rd floor, Dr. Annie Besant Road,
Worli,
Mumbai 400 030.

SCHEME OF ARRANGEMENT

BETWEEN

HINDALCO INDUSTRIES LIMITED

AND

ITS SHAREHOLDERS

This composite Scheme of Arrangement is presented under Section 391 of the Companies Act, 1956 for undertaking a financial restructuring exercise whereby Hindalco Industries Limited ("HIL" or "the Company") would create a "Business Reconstruction Reserve Account" from its Securities Premium Account balance to adjust the expenses as defined in clause 1.4. Further, as and when the Board of HIL determines that a part or whole of the balance remaining in the Business Reconstruction Reserve Account is no longer required, the same can be transferred to the Securities Premium Account of the Company (the "Financial Restructuring Exercise") as detailed in this Scheme as under:

Part I - PREAMBLE

Background and Objectives:

WHEREAS:

A. HIL is the flagship Company of the Aditya Birla Group and a leading manufacturer of aluminium and copper.

B. Over the years, Hindalco has grown into the largest vertically integrated non – ferrous metal company in the country and among the largest primary producers of aluminium and copper in Asia.

C. In 2007, the acquisition of Novelis Inc., a world leader in aluminium rolling and can recycling, marked a significant milestone in the history of the aluminium industry in India.

D. An important element of HIL's growth strategy has been to seek out opportunities for acquisitions and strategic partnerships in India as well as overseas with a view to diversify its product portfolio, consolidation of customer base and to extend the presence of the Company in overseas markets.

E. Such an endeavor by the Company would not only provide HIL with an opportunity to widen its international footprint but also enable the newly acquired companies to increase their margins through reduction of labour and other costs.

F. HIL has been successful in enhancing its presence in the international markets. However, this has resulted in HIL incurring various costs relating to organic as well as inorganic growth projects. In its endeavor to grow further, HIL would continue to incur these costs in the future.

   The present global economic scenario especially in the commodity space has had an adverse impact on HIL's domestic and overseas operations, which may result in impairment/ diminution in value of assets / investments of HIL and its subsidiaries.

   Since these expenses/costs are inevitable for the growth of HIL and its shareholders, HIL is now proposing to undertake the Financial Restructuring Exercise as detailed hereinafter in this Scheme.

G. With a view to provide greater level of transparency and openness and to secure full involvement of all the shareholders/stakeholders, the Company has decided to present this proposal as a Scheme under Section 391 of the Companies Act, 1956.

Part II – DEFINITIONS AND SHARE CAPITAL

1. DEFINITIONS

Unless repugnant to the context or meaning thereof, in this Scheme:

1.1. "**Act**" means the Companies Act, 1956, shall include any statutory modification, re-enactments or amendments, if any, thereto.

1.2. **"Board"** means the Board of Directors of Hindalco Industries Limited or any Committee thereof duly constituted or appointed by the Board for this purpose.

1.3. "**Effective Date**" means the date on which the authenticated copy or the certified copy of the Order, whichever is earlier issued by the Hon'ble High Court of Judicature at Bombay is filed with the Registrar of Companies at Mumbai, Maharashtra.

1.4. **"Expenses"** means and without limiting the generality of the foregoing, includes *inter-alia* the following items accounted for in the financial statements of HIL:

1.4.1. Impairment, amortization and / or write off of goodwill and other intangible assets, if any, arising on preparation of consolidated accounts of HIL;

1.4.2. Interest and other financial charges paid/payable on borrowings for acquisitions by HIL and / or any of its subsidiaries and interest and other financial charges paid/ payable upon refinancing of such borrowings;

1.4.3. Impairment of assets / investments / intangibles in the Financial statements of HIL and / or any of its subsidiaries;

1.4.4. Diminution in the value of investments in subsidiary companies in the Financial Statements of HIL and / or any of its subsidiaries;

1.4.5. Costs associated with existing projects/ divisions in part and/or whole by HIL and / or any of its subsidiaries and financial costs associated with delay in projects;

1.4.6. Consultants / law firms fees and/or any fees payable towards professional services (say due diligence, etc) in connection with financing/refinancing acquisitions.

1.5. **"Financial statements"** would include stand alone and consolidated quarterly / annual accounts of HIL (including cash flow statements, profit and loss account) and other financials published along with annual accounts, and quarterly/public reported financial statements of HIL.

1.6. **"High Court"** means the Hon'ble High Court of Judicature at Bombay having jurisdiction in respect of HIL.

1.7. **"HIL"** or "the Company" means Hindalco Industries Limited, an existing Company under the Act and having its registered office at Century Bhavan, 3rd floor, Dr Annie Besant Road, Worli, Mumbai - 400 030.

1.8. **"INR"** means Indian National Rupee.

1.9. "**Scheme**" or " the Scheme" or " this Scheme" means this Scheme of Arrangement in its present form filed with the High Court of Judicature at Bombay or any other authority with any modifications approved or imposed or directed by the Hon'ble High Court of Judicature at Bombay or modifications made under clause (6) of this scheme.

2. SHARE CAPITAL

The Share Capital of Hindalco Industries Limited as per the latest audited financial statement as on 31st March 2008 was as under:

	INR in million
<u>Authorized Share Capital</u>	
25,000,000 Redeemable Cumulative Preference Shares of Rs.2 each (pursuant to the Scheme of Amalgamation)	50.00
1,450,000,000 Equity shares of Re.1 each.	1,450.00
TOTAL	**1,500.00**
<u>Issued</u>	
1,227,190,692 equity shares of Re. 1 each	1,227.19
<u>Subscribed and Paid Up Capital</u>	
1,227,190,692 equity shares of Re. 1 each	1,227.19
Less : Face Value of 60,500 equity shares forfeited	0.06
Add : Forfeited Shares Account (Amount Paid up)	0.03
Less :Calls in Arrears	0.68
TOTAL	**1,226.48**

Post 31st March 2008, the Company has made a Rights Issue with an issue price of Rs. 96 per equity share. The ratio of rights entitlement was 3 (three) equity shares for every 7 (seven) equity shares held in the Company. The Company has issued 525,802,403 equity shares of Re 1 each on rights basis at a price of Rs 96 per share as fully paid-up vide Letter of Offer dated 13th September, 2008 against which allotment has been made for 473,398,534 equity shares on 23rd October, 2008 and allotment of 718,769 have been kept in abeyance due to legal issues. Remaining 5,16,85,100 shares have been cancelled from the issued capital of the Company.

Further, the Company has issued 227,454 equity shares of Re 1 each, fully paid-up, under Employees Stock Option Scheme and 376 equity shares of Re. 1 each and 2,032,734 6% Redeemable Cumulative Preference Shares of Rs. 2 each pursuant to amalgamation of Indian Aluminium Company, Limited into the Company.

The Share Capital structure of the Company as on 31st December 2008 is as under:

	INR in million
Authorized Share Capital	
25,000,000 Redeemable Cumulative Preference Shares of Rs.2 each (pursuant to the Scheme of Amalgamation)	50.00
1,950,000,000 Equity shares of Re.1 each.	1,950.00
TOTAL	**2,000.00**
Issued	
1,701,535,825 equity shares of Re. 1 each	1,701.54
2,032,734 6% Redeemable Cumulative Preference Shares of Rs. 2 each	4.06
TOTAL	**1,705.60**
Subscribed and Paid Up Capital	
1,700,817,056 equity shares of Re. 1 each	1,700.82
Less : Face Value of 546,249 shares forfeited	0.55
Add : Forfeited Shares Account (Amt paid -up)	0.23
Less :Calls in Arrears	0.00
	1700.50
Add :2,032,734 6% Redeemable Cumulative Preference Shares of Rs. 2 each	4.06
TOTAL	**1,704.56**

Part III - FINANCIAL RESTRUCTURING OF HIL AND ACCOUNTING TREATMENT

3. CREATION AND UTILIZATION OF BUSINESS RECONSTRUCTION RESERVE ACCOUNT

3.1. Securities Premium Account as appearing in the books of accounts of HIL as on 31st March 2008 shall be credited to Business Reconstruction Reserve Account on 1st April 2008, to such extent as may be determined by the Board.

3.2. Further, additions to the Securities Premium Account appearing in the books of accounts of HIL as on 31st December 2008, consequent to the Rights issue made by the Company in the month of October, 2008 shall be available for credit to the "Business Reconstruction Reserve Account", to such extent as may be considered appropriate by the Board.

3.3. For the preparation of standalone financial statements of HIL on or at any time after 1st April 2008, expenses incurred by HIL covered within clause 1.4 of the said scheme, would be adjusted against Business Reconstruction Reserve Account balance created pursuant to clause 3.1 and 3.2 above instead of being debited to standalone Profit & Loss Account of HIL on or at any time after 1st April 2008.

3.4. For the preparation of consolidated financial statements of HIL on or at any time after 1st April 2008, expenses incurred by subsidiary of HIL covered within clause 1.4 of the said scheme, would be adjusted in Business Reconstruction Reserve Account created pursuant to clause 3.1 and 3.2 above instead of being shown in the consolidated Profit & Loss Account of HIL on or at any time after 1st April 2008.

3.5. The amounts credited to the Business Reconstruction Reserve Account as mentioned in clause 3.1 and 3.2 above, shall be utilized by HIL to adjust the Expenses as defined in clause 1.4, and as prescribed in other parts of the Scheme on an ongoing basis from 1st April 2008 and thereafter for the subsequent financial years.

3.6. As and when the Board of HIL determines that a part or whole of the balance remaining in the Business Reconstruction Reserve Account is no longer required to adjust the expenses as defined in clause 1.4, then such part or whole of the balance, so determined can be transferred to the Securities Premium Account of the Company.

3.7. To the extent the amount is transferred to the Business Reconstruction Reserve Account as mentioned in Clauses 3.1 and 3.2 above, there shall be reduction of the Securities Premium Account which shall be effected as an integral part of the Scheme itself in accordance with the provisions of Section 78 and Sections 100 – 103 of the Act, as the same does not involve either diminution of liability in respect of unpaid share capital or payment to any shareholder of paid-up share capital and the order of the Hon'ble High Court sanctioning the Scheme, shall be deemed to be an order under Section 102 of the Act confirming reduction of Securities Premium Account. The provisions of Section 101 of the Act will not be applicable.

3.8. Notwithstanding the reduction as mentioned above, HIL shall not be required to add "and reduced" as a suffix to its name and HIL shall continue in its existing name.

4. Alteration in the Articles of Association.

As an integral part of this Scheme and upon the coming into effect of this Scheme, Article 71 of the Articles of Association of the Company shall stand amended without any further act, deed, permission and/or compliance, reading as under:

"The words "Share Premium Account" shall be substituted with the word 'Securities Premium Account" in Article 71 (c) of the Articles of Association of the Company."

5. NO ISSUANCE OF SHARES

This Scheme as presented by the Company would result in the Company improving its financial status for the benefit of all the shareholders/stakeholders and, it is therefore sufficient consideration for the members of the Company to agree and approve the Scheme in its present form. The Parties to the Scheme agree and acknowledge the adequacy and sufficiency of the consideration. It is being further agreed and acknowledged that as the Scheme involves the creation of Business Reconstruction Reserve Account in the books of the Company on account of clauses 3.1 and 3.2 and utilization of the same against the expenses defined in clause 1.4 and as prescribed in other parts of the Scheme, there would not be any issue of shares or discharge of any consideration in cash or otherwise.

6. CONDUCT OF BUSINESS

6.1. Nothing contained in the Scheme shall affect the conduct of business of HIL and/or any deeds, bonds, contracts, agreements and any other instruments to which HIL is a party and/or all legal or other proceedings by or against HIL.

6.2. Further, nothing contained in the scheme shall affect the existing rights of the workers and employees of HIL.

Part IV – GENERAL TERMS AND CONDITIONS

7. MODIFICATION OR AMENDMENTS TO THE SCHEME

7.1. HIL shall by its Board or its committees thereof, may make and/or consent to any modifications/ amendments to the Scheme or to any conditions or limitations that the Court or any other authority may deem fit to direct or impose or which may otherwise be considered necessary, desirable or appropriate by them.

7.2. HIL by its Board or its committees thereof shall be authorised to take all such steps as may be necessary, desirable or proper to resolve any doubts, difficulties or questions whether by reason of any directive or order of any other authority or otherwise however arising out of or under or by virtue of the Scheme and/or any matter concerned or connected therewith.

7.3. If any part of this Scheme is found to be unworkable for any reason whatsoever, the same shall not, subject to the decision of the Board affect the adoption or validity or interpretation of the other parts and/or provisions of this Scheme. It is hereby clarified that the Board may in their absolute discretion, adopt any part of this Scheme or declare the entire Scheme to be null and void and in the event no rights and liabilities whatsoever shall accrue to its shareholders or creditors or employees or any other person.

7.4. In case of any doubts arising on account of interpretation of any of the clauses of the Scheme, the matter shall be referred to the Board or its committees thereof for the purpose of implementation of the Scheme.

7.5. On the approval of this Scheme by the members of the Company pursuant to Section 391 of the Act, it shall be deemed that the members have also accorded all relevant consents under Section 31 and any other provisions of the Act to the extent the same may be considered necessary or required.

8. CONDITIONALITY OF THE SCHEME

This Scheme is and shall be conditional upon and subject to:

8.1. This Scheme being approved by the respective requisite majorities of the various classes of members and creditors (where applicable) as required under the Act.

8.2. Sanction by the Hon'ble High Court, Bombay and authenticated copy or certified copy of the order of the Hon'ble High Court, sanctioning the Scheme being filed with the Registrar of Companies, Mumbai, Maharashtra.

8.3. All other sanctions and approvals as may be required by law in respect of this Scheme being obtained.

9. BINDING EFFECT

9.1. Upon the Scheme becoming effective, the same shall be binding on the Company and all concerned parties without any further act, deed, matter or thing.

10. APPLICATION TO HIGH COURT

10.1. HIL shall, with all reasonable dispatch, make applications to the Hon'ble High Court of Judicature at Bombay where the registered office of the Company is situated or such other authority having jurisdiction under law, under Section 391 of the Act, seeking orders for dispensing with or convening, holding and conducting of the meetings of the respective classes of the members and/or creditors of the Company as may be directed by the Hon'ble High Court or such other authority having jurisdiction under law.

10.2. On the Scheme being agreed to by the requisite majorities of the classes of the members and/or creditors of the Company as directed by the Hon'ble High Court of Judicature at Bombay or such other authority having jurisdiction under law, the Company shall, with all reasonable dispatch, apply to the Hon'ble High Court of Judicature at Bombay or such other authority having jurisdiction under law, for sanctioning the Scheme under Section 391 and for such other order or orders, as the said Hon'ble High Court or such other authority having jurisdiction under law may deem fit for carrying this Scheme into effect.

11. EFFECT OF NON-RECEIPT OF APPROVALS

11.1. In case the Scheme is not sanctioned by the Hon'ble High Court of Judicature at Bombay, or in the event any of consents, approvals, permissions, resolutions, agreements, sanctions or conditions enumerated in the Scheme not being obtained or complied or for any other reason, the Scheme cannot be implemented, the Scheme shall become null and void.

12. COSTS, CHARGES & EXPENSES

12.1. All costs, charges, taxes, stamp and other duties, levies and all other expenses, in connection with this Scheme and matters incidental thereto (including but not limited to legal fees and other costs, charges and expenses incurred in the preparation, execution and implementation of this Scheme) shall be paid and borne by HIL and would be adjusted against the Business Reconstruction Reserve Account on the Scheme becoming effective.

IN THE HIGH COURT OF JUDICATURE AT BOMBAY
ORDINARY ORIGINAL CIVIL JURISDICTION
COMPANY APPLICATION NO. 234 OF 2009

In the matter of the Companies Act, 1956;
And
In the matter of Sections 391 to 394 of the Companies Act, 1956 and other applicable provisions of the Companies Act, 1956;
And
In the matter of Hindalco Industries Limited;
And
In the matter of Scheme of Arrangement involving financial restructuring of Hindalco Industries Limited and its Equity shareholders;

Hindalco Industries Limited, a Company incorporated under the provisions of the Companies Act, 1956 and having its Registered Office at Century Bhavan, 3rd floor, Dr. Annie Besant Road, Worli, Mumbai 400 030, Maharashtra. } .... Applicant Company

FORM OF PROXY

I/We, the undersigned Equity Shareholder/s of Hindalco Industries Limited, being the Applicant Company above named hereby appoint ________________ of ________________ and failing him/her, ________________ of ________________ as my/our proxy, to act for me/us at the court convened meeting of the Equity Shareholders of the Applicant Company to be held at Ravindra Natya Mandir, P.L Deshpande Maharashtra Kala Academy, Prabhadevi, Mumbai – 400 025, India, on Thursday, the 02nd day of April, 2009 at 10.00 a.m., for the purpose of considering, and if thought fit, approving with or without modification(s), the arrangement embodied in the proposed Scheme of Arrangement between Hindalco Industries Limited and its Shareholders for the purpose of financial restructuring of the Applicant Company(the **"Scheme"**) and at such meeting and at any adjournment or adjournments thereof, to vote for me/us and in my/our name(s) ________ ____________, (here if "for", insert "for" if "against", insert "against" and in the latter case, strike out the words "either with or without modifications" after "Scheme of Arrangement") the said arrangement embodied in Scheme of Arrangement, either with or without modification, as my/our proxy may approve.

(Strike out what is not necessary)

Dated this ____ day __________, 2009

Name : ________________________________

Address : ________________________________

____

____

No. of Shares held : ________________

Folio No. : ________________

DP/ID : ________________

Client ID : ________________

Affix Re. 1/- Revenue Stamp

____
Signature across the stamp

Notes :

1. Proxy must be deposited at the Registered Office of the Applicant Company at Century Bhavan, 3rd floor. Dr. Annie Besant Road, Worli, Mumbai 400 030, India not later than 48 (FORTY EIGHT) hours before the time for holding the meeting.
2. All alterations made in the Form of Proxy should be initialed.
3. In case of multiple proxies, proxy later in time shall be accepted.

ATTENDANCE SLIP

PLEASE COMPLETE THIS ATTENDANCE SLIP AND HAND OVER AT THE ENTRANCE OF THE MEETING HALL

Name of the Equity Shareholder/ proxy holder: ________________________________

I/We hereby record my/our presence at the meeting of the Equity Shareholders of the Applicant Company convened pursuant to the order dated 27th day of February, 2009 of the Hon'ble High Court of Bombay at Ravindra Natya Mandir, P.L Deshpande Maharashtra Kala Academy, Prabhadevi, Mumbai – 400 025, India, on Thursday, the 02nd day of April, 2009 at 10.00 a.m.

Dated this ____ day __________, 2009

Address : ________________________________

____

____

No. of Shares held : ________________

Folio No. / DP ID : ________________

Client ID : ________________

Signature ________________________

Notes :

1. Equity Shareholder/ proxy holder(s) are requested to bring the Attendance slip with them when they come to the meeting and hand it over at the gate after affixing their signature on it.
2. Equity Shareholder/proxyholder(s) who come to attend the meeting are requested to bring their copy of the Scheme with them.

HINDALCO
ADITYA BIRLA GROUP

HINDALCO INDUSTRIES LIMITED

Registered Office: Century Bhavan, 3rd floor, Dr. Annie Besant Road, Worli, Mumbai 400 030.

NOTICE is hereby given that an Extraordinary General Meeting of the Company will be held at Ravindra Natya Mandir, P L Deshpande Maharashtra Kala Academy, Prabhadevi, Mumbai-400025 on Thursday, the 2nd day of April, 2009 at 11.30 a.m. or soon after the conclusion of the meeting of the Ordinary Shareholders of the Company convened and held earlier on the same date at the same venue under and pursuant to the directions of the Hon'ble High Court of Judicature at Bombay in Company Application No. 234 of 2009, to transact the following business as special business:

To consider and, if thought fit, to pass, with or without modification, the following resolution as a Special Resolution:

"RESOLVED THAT subject to the sanction of the Scheme of Arrangement by the High Court of Judicature, Bombay ("the High Court") and other appropriate authorities, if any, proposed by the Company pursuant to the provisions of Section 391 of the Companies Act, 1956 and, further, subject to the confirmation of the High Court and pursuant to the provisions of Section 100 to 103 read with Sections 78 and other applicable provisions, if any, of the Companies Act, 1956 and Article 71 of the Articles of Association of the Company, the Securities Premium Account of the Company as on 31st December, 2008 shall be reduced by such an extent as determined by the Board of Directors of the Company pursuant to the Scheme of Arrangement for earmarking, allocating and crediting the said amount to Business Reconstruction Reserve Account of the Company.

RESOLVED FURTHER THAT the utilization of the balance lying to the credit of the Securities Premium Account of the Company as on 31st December, 2008 shall be done to such an extent as determined by the Board of Directors of the Company and the consequent reduction in Company's Capital as proposed herein above is subject to *inter-alia* the following terms and conditions:

a) The reduction of existing Securities Premium Account in terms of the above resolution shall be effected and carried out by the Company as a consequence and as an integral part of and in the manner specified in the Scheme of Arrangement (the "Scheme") duly approved by the High Court pursuant to the provisions of Section 391 of the Companies Act, 1956;

b) Under and pursuant to the Scheme, the Company is permitted by the High Court to create a "Business Reconstruction Reserve Account" from its Securities Premium Account balance to adjust the expenses as defined in clause 1.4 of the Scheme. Further, as and when the Board of the Company determines that a part or whole of the balance remaining in the Business Reconstruction Reserve Account is no longer required, the same can be transferred to the Securities Premium Account of the Company as detailed in the Scheme;

c) Subsequent to the Scheme being approved by the Members and the High Court, on or after the Effective Date (as defined in the Scheme), the Company shall reduce the Securities Premium Account by such an extent as determined by the Board of Directors of the Company pursuant to the Scheme for earmarking, allocating and crediting the said amount to Business Reconstruction Reserve Account of the Company created pursuant to the Scheme;

d) The Company is permitted by the High Court to credit the amounts to the Business Reconstruction Reserve Account as mentioned in clauses 3.1 and 3.2 of the Scheme and also to utilse the same for making appropriate adjustment of the Expenses as defined in clause 1.4 of the Scheme, and as prescribed in other parts of the Scheme on an ongoing basis from 1st April, 2008 and thereafter for the subsequent financial years; and

e) To the extent the amount is transferred to the Business Reconstruction Reserve Account by the Company as mentioned in Clauses 3.1 and 3.2 of the Scheme, there shall be consequential reduction of the Securities Premium Account which shall be effected as an integral part of the Scheme itself in accordance with the provisions of Section 78 and Sections 100 – 103 of the Act, as the same does not involve either diminution of liability in respect of unpaid share capital or payment to any shareholder of paid-up share capital.

RESOLVED FURTHER THAT for the purpose of giving effect to this Resolution, the Board (including any Committee formed by them) be authorized to do all such acts, deeds, matters and things as it may, in its absolute discretion, deem necessary, expedient, usual or proper and to settle any questions or difficulties or doubts that may arise with regard to utilization / adjustment of the Securities Premium Account in the books of account as considered necessary to give effect to the above Resolutions or to carry out such modifications/directions as may be ordered by the Hon'ble High Court of Judicature at Bombay and any other appropriate statutory or regulatory authority to implement the aforesaid Resolution.

RESOLVED FURTHER THAT for all the purpose of giving effect to this Resolution, the Board be and is hereby authorised to do all such acts, deeds, matters and things as it may in its absolute discretion deem necessary, expedient, usual or proper or desirable and to settle any question, difficulty or doubt whatsoever may arise in this regard.

RESOLVED FURTHER THAT the Board be and is hereby authorised to delegate all or any of its powers which may be so delegated by law, to any director or committee of directors of the Company to give effect to aforesaid Resolutions."

By Order of the Board
For Hindalco Industries Ltd

Place: Mumbai
Dated this 14th day of February, 2009.

Anil Malik
Company Secretary

NOTES:

1. A member entitled to attend and vote at the meeting is entitled to appoint a proxy or proxies to attend and vote on a poll only, instead of himself and a proxy so appointed need not be a member of the Company.
2. An Explanatory Statement under Section 173 of the Companies Act, 1956, is annexed hereto.
3. Members/Proxies should bring the Attendance Slips duly completed for attending the Meeting.
4. Members should bring their copies of the Notice to the General Meeting. No copies will be distributed at the Meeting as a measure of economy.
5. Queries on this matter, if any, may please be sent to the Company seven days in advance of the Meeting so that the answers may be made readily available at the Meeting.

ANNEXURE TO NOTICE

EXPLANATORY STATEMENT PURSUANT TO SECTION 173 OF THE COMPANIES ACT, 1956

Over the years, Hindalco (HIL) has grown into the largest vertically integrated non-ferrous metal company in the country and among the largest primary producers of aluminium and copper in Asia. In 2007, the acquisition of Novelis Inc., a world leader in aluminium rolling and can recycling, marked a significant milestone in the history of the aluminium industry in India. An important element of HIL's growth strategy has been to seek out opportunities for acquisitions and strategic partnerships in India as well as overseas with a view to diversify its product portfolio, consolidation of customer base and to extend the presence of the Company in overseas markets. Such an endeavor by the Company would not only provide HIL with an opportunity to widen its international footprint but also enable the newly acquired companies to increase their margins through reduction of labour and other costs. HIL has been successful in enhancing its presence in the international markets. However, this has resulted in the Company incurring various costs relating to organic as well as inorganic growth projects. In its endeavor to grow further, the Company would continue to incur these costs in the future.

The present global economic scenario especially in the commodity space has had an adverse impact on HIL's domestic and overseas operations, which may result in impairment/ diminution in value of assets / investments of HIL and its subsidiaries.

It is, therefore, proposed to present a Scheme of Arrangement for financial restructuring and implement it through a High Court process under Section 391-394 and other relevant provisions of the Companies Act. The rationale for implementing the Scheme is to reduce the impact of non operational/ extraordinary costs associated at the time of creating a foothold in international markets thereby the operating results of the Company would not be impacted by such costs which do not arise in the normal course of the business. This scheme will result in non operational/extraordinary costs being charged against a reserve created for this purpose out of the Securities Premium balance of the Company. The said reserve would be classified as "Business Reconstruction Reserve Account" ('BRRA').

The proposed adjustment and utilization of balance lying to the credit of the Securities Premium Account and consequential reduction of the capital by the Company is contemplated under the Scheme of Arrangement as an integral part thereof. A copy of the Scheme and the relevant Explanatory Statement pursuant to the requirements of the Section 393 of the Act has already been dispatched to the Members.

Members may note that the Scheme is required to be approved by the Members in a separate meeting to be held immediately prior to this meeting pursuant to the directions of the High Court of Judicature at Bombay under and pursuant to the provisions of Section 391 of the Companies Act, 1956.

Similarly, pursuing the same procedure, subsequent to the Member's approval of the Scheme in the separate meeting convened pursuant to the directions of the Hon'ble High Court, the Scheme will be required to be finally approved by the High Court of judicature at Bombay for which the Company shall present a petition to the Hon'ble High Court.

The provisions of Section 78 of the Companies Act, 1956, the securities premium received on issue of securities can be used only for the purpose of issue of bonus shares, writing of preliminary expenses, writing of expenses of commission paid or discount allowed on securities and in providing for the premium payable on redemption of any redeemable preference shares or of any debenture of the company. Further this Section provides that using the securities premium other than aforesaid purpose will amount as reduction of the share capital and provisions of the Companies Act relating to reduction of capital will apply.

Since under the Scheme of Financial arrangement, the Securities Premium Account is proposed to be used for the purpose other than mentioned in the Section 78, the provisions of reduction of capital i.e. Section 100 – 103 read with Rule 85 and other applicable Rules of the Companies (Court) Rules, 1959 dealing with compromise or arrangement involving reduction of capital will apply. Hence as per the provisions of Section 100 read with Rule 85 i.e. reduction of capital must be approved by the shareholders by a Special Resolution and also confirmed by the Hon'ble High Court, Bombay.

Section 100 of the Companies Act, 1956 and Article 71 of the Company's Articles of Association permits and authorizes the Company to reduce the Company's share capital in any way.

The Board of Directors at their meting held on the 14th February, 2009 have approved the Scheme of Arrangement as per some of the important terms set out in the Resolution.

The proposed reduction is subject to the fulfillment of the conditions specified in the Special Resolution. The Board considers that this resolution is in the best interests of the Company and therefore, recommends this Resolution for your approval.

All the Directors of the Company may be deemed to be interested in this resolution to the extent of their respective shareholding in the Company in the same proportion as that of every other member of the Company.

By Order of the Board
For Hindalco Industries Ltd

Place: Mumbai
Dated this 14th day of February, 2009.

Anil Malik
Company Secretary

HINDALCO
ADITYA BIRLA GROUP

ATTENDANCE SLIP

HINDALCO INDUSTRIES LIMITED

Registered Office : "Century Bhavan", Third Floor, Dr. Annie Besant Road, Worli, Mumbai – 400 030.

PLEASE COMPLETE THIS ATTENDANCE SLIP AND HAND IT OVER AT THE ENTRANCE OF THE HALL.

Full Name of Shareholder in Block Letters:..

No of shares held: .... Folio No...

I hereby record my presence at the Extraordinary General Meeting of the Company at **Ravindra Natya Mandir, P.L. Deshpande Maharashtra Kala Academy, Prabhadevi, Mumbai – 400 025**, India on Thursday, the 02nd day of April, 2009, at 11.30 a.m.

____

Signature of Shareholder.

NOTE: Only Shareholders of the Company or their proxies will be allowed to attend the Meeting.

PROXY FORM

HINDALCO INDUSTRIES LIMITED

Registered Office : "Century Bhavan", Third Floor, Dr. Annie Besant Road, Worli, Mumbai – 400 030.

Folio No:...

No. of shares held:...

I/We .... of .... being a Member/Members of the above named Company, hereby appoint Mr. .... of ....or failing him Mr. .... of .... or failing him Mr. .... of .... as my/our proxy to vote for me/us on my/our behalf at the Extraordinary General Meeting of the Company to be held on Thursday, the 02nd day of April, 2009 at 11.30 a.m. and any adjournment thereof.

As witness my/our hand(s) this .... day of .... 2009.

Affix Re. 1/- Revenue Stamp Here

Signature.........................

NOTE: The Proxy must be deposited at the Registered Office of the Company not less than 48 hours before the time for holding the Meeting.